September 20, 2017

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Ms. Kathy Churko

Re:	The Spirit of America Investment Fund, Inc.
File Numbers: 333-27925 and 811-08231

Dear Ms. Churko:

On behalf of the Spirit of America Investment Fund, Inc. (the “Registrant”) and its series, the Spirit of America Real Estate Income and Growth Fund (the “Real Estate Fund”), the Spirit of America Large Cap Value Fund (the “Large Cap Value Fund”), the Spirit of America Municipal Tax Free Bond Fund (the “Municipal Tax Free Bond Fund”), the Spirit of America Income Fund (the “Income Fund”), the Spirit of America Income & Opportunity Fund (the “Opportunity Fund”), and the Spirit of America Energy Fund (the “Energy Fund” and collectively the “Funds”), this letter is in response to the oral comments received on August 24, 2017 regarding the U.S. Securities and Exchange Commission’s (the “SEC”) Sarbanes Oxley review of the Energy Fund’s Form N-CSR for the period ended November 30, 2016 and the Real Estate Fund, Large Cap Value Fund, Municipal Tax Free Bond Fund, Income Fund and Opportunity Fund’s Form N-CSR for the period ended December 31, 2016.

Comment 1:    With regard to the reports to shareholders as referenced above, the SEC Staff is requesting that in future years the Management’s Discussion and Analysis of Financial Condition and Results of Operations be enhanced to include a discussion of the factors that materially affect the performance of each Fund. Please note these would include the relevant factors such as investment strategies including any use of derivatives used by Spirit of America Management Corp. (the “Adviser”) in any of the Funds. This comment will be addressed in the Funds’ upcoming reports to shareholders and in all subsequent reports to shareholders.

Response:    The Registrant confirms that the requested information will be included in the Funds’ report to shareholders for the fiscal periods ended November 30, 2017 for the Energy Fund and for the fiscal period ended December 31, 2017 for the Real Estate Fund, Large Cap Value Fund, Municipal Tax Free Bond Fund, Income Fund and Opportunity Fund, and all subsequent reports to shareholders for the Funds.

Comment 2:    With regard to the Municipal Tax-Free Bond Fund only, the SEC staff noted that the Fund invested a significant percentage of its assets in New York tax free bonds and securities. Please enhance the disclosure in the prospectus at the Fund’s next annual post-effective amendment to discuss any risk relating to geographical risk.

Response:    The Registrant confirms that appropriate geographic risk disclosure will be incorporated into the Fund’s principal risks section of the prospectus at its next filed annual post-effective amendment on or about May 1, 2018, if applicable.

Comment 3:    With regard to the Real Estate Fund, the SEC Staff noted a significant investment in REITs. In the Real Estate Fund’s next report to shareholders and post-effective amendment, please describe how the Fund estimates the return of capital generated by the underlying REITs in the course of a year.

Response:    The Registrant confirms that the requested information will be included in the Real Estate Fund’s report to shareholders for the fiscal period ended December 31, 2017, and in the Fund’s next filed post-effective amendment on or about May 1, 2018.

Comment 4:    With regard to the Energy Fund, the SEC Staff noted that the Fund states that it is non-diversified, however, a review of the Fund’s Schedule of Investments indicates that the portfolio was diversified for 2016. The SEC Staff politely reminds management that notwithstanding the current disclosure, if the Fund’s portfolio in reality is diversified for 3 years or more, then the Fund is considered diversified. Consequently, for the Fund to return to being a non-diversified fund, shareholder approval would be required.

Response:    The Registrant will review and evaluate the Energy Fund’s current investment strategy as a non-diversified fund, and make the appropriate modifications in the Fund’s next filed post-effective amendment on or about March 31, 2018.

Should you have any additional questions or comments regarding this letter, please contact me at (516) 390-5571.

Sincerely,

/s/ Joseph C. Pickard

Joseph C. Pickard

Chief Compliance Officer

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